D E V L I N J E N S E N Barristers & Solicitors	Vancouver Office: P.O. Box 12077 Suite 2550 555 West Hastings St. Vancouver, B.C. Canada V6B 4N5 Tel: (604) 684-2550 Fax: (604) 684-0916 E-mail: mshannon@devlinjensen.com

July 13, 2007

United States Securities and Exchange Commission
100 F St., NE
Washington, D.C.
20549-7010

Attn.:  Ms. Jenifer Gallagher, Division of Corporate Finance

Dear Madame:

Re:      Magnus International Resources Inc. (the “Company”)
            Form 10-K for the Fiscal Year Ended July 31, 2006
            Filed November 14, 2006
            Form 10-Q for the Interim Period Ended October 31, 2006
            Filed December 15, 2006
            File No. 000-49961

FILING OF AMENDED FORM 10-K/A-2 IN ACCORDANCE WITH
SEC COMMENT LETTER DATED FEBRUARY 1, 2007

          We are counsel for the above-referenced Company and are pleased to advise that the Company has now amended its Annual Report on Form 10-K/A-2 (the “Annual Report”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in the SEC’s comment letter dated February 1, 2007 (the “SEC Letter”).

          The following, we confirm, are responses addressing the comments in the SEC Letter.  We also confirm that the comments in the SEC letter are sequentially numbered and that the answers set forth hereinbelow refer to each of the comments by number and by citing the location of each response thereto in the enclosed Annual Report.

Form 10-K for the Fiscal Year Ended July 31, 2006

Legal Proceedings, page 35

1.	The Staff comments have been noted and we confirm that the Company has now removed the clause “to be conservative”.

Selected Financial Data, page 41

2.	The Staff comments have been noted and we confirm that the Company has added the selected financial data for 2002 as well as a footnote to explain the selected financial data for 2002.

Financial Statements

Statement of Operations, page F-3

3.	The Staff comments have been noted and we confirm that the Company has presented its consolidated statements of operation and cash flows for the fiscal year ended July 31, 2004 as required by Rule 3-02 of Regulation S-X.

4.	The Staff comments have been noted and we confirm that the Company has presented its comprehensive income (loss) for the fiscal year ended July 31, 2006 as required by paragraph 14 of SFAS 130.

Statements of Cash Flows, page F-4
5.	The Staff comments have been noted and we confirm that the Company has removed the cash flow line item “Contributions attributable to minority interests” and has explained the restatement of the financial statements at the beginning of the Form 10-K/A-2 under “Reasons for Amendment” as well as in Note 12 of the Notes to the Financial Statements.

6.	The Staff comments have been noted and we confirm that the Company has renamed this line item to refer to effect of foreign currency on exchange rate changes on cash as “Other comprehensive income (loss) – Foreign currency translation”.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Asset Retirement Obligation, page F-8

7.	The Staff comments have been noted and we confirm that the Company has referenced Note 6 in the Asset Retirement Obligation section. Note 6 provides the required disclosure outlined in paragraph 22 of SFAS 143.

Foreign Currency, page F-9
8.	The Staff comments have been noted and we confirm that the Company has expanded its Foreign Currency accounting policy note to (i) disclose the origin of the foreign currency translation adjustment reported in other comprehensive income, (ii) identified our functional currencies for each jurisdiction, and (iii) clarified our treatment of remeasurement and translation adjustments.

Controls and Procedures, page 46
9.	The Staff comments have been noted and we confirm that the Company has revised the language to state that, “There have been no other changes in the Company’s internal controls over the financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.”

Form 10-Q for the Interim Period Ended October 31, 2006

General

10.	The Staff comments have been noted and we confirm that the Company has revised the Form 10-Q for the period ended Oct. 31, 2006 as well as for the period ended Jan. 31, 2007 to make the corresponding changes to all related sections of these documents and will be filing such amended Form 10-Q’s on EDGAR in the very near future.

Engineering Comments

Form 10-K for the Fiscal Year Ended July 31, 2006

Description of Properties, page 12

            General

11.	The Staff comments have been noted and we confirm that the Company has included a summary section containing the material information and placed it at the beginning of this section.

12.	The Staff comments have been noted and we confirm that the Company has revised its disclosure to describe only geology, history or exploration results that are directly related to the properties that the Company has the right to explore. In addition, the Company has removed all references to mines, adjacent or analogous properties, deposits, occurrences or exploration activities conducted by other companies on other properties.

Form 10-Q for the Interim Period Ended Oct. 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

13.	The Staff comments have been noted and we confirm that the Company has removed information about mineral properties in which the Company has no interest.

Website
14.

The Staff comments have been noted and we confirm that the Company has posted the following language on its website, which is prominently displayed:

“This web site contains information about adjacent properties on which we have no right to explore or mine.  We advise U.S. investors that the SEC does not allow information of this type to appear in documents filed with the SEC.  U.S. investors are cautioned that mineral deposits on adjacent properties may not be indicative of mineral deposits on our properties.”

          We trust that each of the foregoing amendments to the Company’s Form 10-K/A-2 Annual Report are clear and satisfactory for this point in time and satisfy the comments of Staff contained in the SEC letter.  However, should the SEC have any questions or comments, or require any further information or documentation respecting the Company, please do not hesitate to contact the writer at any time.

          On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and cooperation in this matter.

Yours very truly,
DEVLIN JENSEN
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON